SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D/A

                Under the Securities Exchange Act of 1934
                           (Amendment No. 7)*

                    CB RICHARD ELLIS SERVICES, INC.
                ----------------------------------------
                           (Name of Issuer)


                    Common Stock, $0.01 par value
                ----------------------------------------
                   (Title of Class of Securities)


                              12489L108
                ----------------------------------------
                           (CUSIP Number)

                           Donald M. Koll
                       4343 Von Karman Avenue
                   Newport Beach, California 92660
                           (949) 833-3023
                ----------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            With a copy to:
                           Gary J. Singer, Esq.
                         O'Melveny & Myers LLP
                        610 Newport Center Drive
                              Suite 1700
                     Newport Beach, California 92660

                          July 20, 2001
                ----------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or(4), check the following box. [  ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This Amendment No. 7 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") with respect to CB Richard Ellis Services, Inc. (the "Issuer") on November 15, 2000, Amendment No. 1 as filed with the Commission on December 4, 2000, Amendment No. 2 as filed with the Commission on March 1, 2001, Amendment No. 3 as filed with the Commission on May 1, 2001, Amendment No. 4 as filed with the Commission on May 3, 2001, Amendment No. 5 as filed with the Commission on May 25, 2001 and Amendment
No. 6 as filed with the Commission on June 11, 2001 (as amended, the "Schedule 13D") by Donald M. Koll, the Donald M. Koll Separate Property Trust u/d/t April 8, 1999, The Koll Company and The Koll Holding Company. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

          Items 3, 4, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3.   Source of Funds and Other Consideration.

          Item 3 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

          In connection with the Purchase Agreement related to the Senior Subordinated Notes, on May 31, 2001, Newco entered into a Registration Rights Agreement with Holding and CSFB (the "Senior Subordinated Notes Rights Agreement" which is attached hereto as Exhibit 17), which sets forth the registration rights of the initial purchasers of the Senior Subordinated Notes. Newco also entered into an Indenture, dated as of June 7, 2001, with Holding and State Street Bank and Trust Company of California (the "Senior Subordinated Notes Indenture" which is attached hereto as Exhibit 18), which sets forth the terms of the Senior Subordinated Notes. By letter dated as of June 29, 2001, by Holding and DLJ (attached hereto as Exhibit 15), the DLJ Commitment Letter was amended a second time.

          In addition to the financing discussed above, Holding entered into a purchase agreement, dated as of June 29, 2001 (the "Senior Notes Purchase Agreement") (attached hereto as Exhibit 16), with CSFB, pursuant to which Holding agreed to issue and sell, and CSFB agreed to purchase, upon the terms and subject to the conditions set forth therein, $65,000,000 aggregate principal amount of Holding's 16% senior notes due 2011 (the "Senior Notes") and 339,820 shares of Holding's Class A common stock, par value $0.01 per share (the "Equity Issuance"), on a joint and combined basis such that the Senior Notes and the Equity Issuance together represent 65,000 units (the "Units"), with each Unit consisting of one Senior Note in the principal amount of $1,000 and 5.228 shares of the Equity Issuance. The Senior Notes and the Equity Issuance were immediately separable and separated immediately upon the completion of the issuance and sale thereof, which occurred on July 20, 2001.

          Interest on the Senior Notes is payable quarterly on January 20, April 20, July 20 and October 20 of each year, beginning on October 20, 2001. Until July 20, 2006, Holding may, at its option, pay any interest in excess of 12% per year in the form of additional notes in lieu of cash payments. The Senior Notes constitute Holding's unsecured senior obligations and rank equally in right of payment with any of its existing and future senior unsecured indebtedness and senior to any of its existing and future subordinated indebtedness.

          Holding will use the net proceeds from the offering of the Units, together with the proceeds from Newco's issuance of its Senior Subordinated Notes, the proceeds from Holding's issuance of its Class B common stock, par value $0.01 per share, to the Buying Group and the proceeds from the Issuer's borrowings under its new credit facilities, to pay the Issuer's stockholders (other than members of the Buying Group) $16.00 per share in the Merger, to repay substantially all of the Issuer's existing indebtedness and to pay fees and expenses associated with the Merger and transactions related thereto. Holding intends to use any remaining proceeds for working capital and general corporate purposes.

          In connection with the Senior Notes Purchase
     Agreement, on July 20, 2001, Holding entered into a Registration Rights Agreement with CSFB (the "Senior Notes Rights Agreement" which is attached hereto as
     Exhibit 19), which sets forth the registration rights of the initial purchasers of the Units. In addition, Holding has entered into an Anti-Dilution Agreement, dated as of July 20, 2001 (the "Senior Notes Anti-Dilution Agreement" which is attached hereto as Exhibit
     20), which sets forth certain rights of the purchasers of Units. Holding has also entered into an Indenture, dated as of July 20, 2001, with State Street Bank and Trust Company of California (the "Senior Notes Indenture" which is attached hereto as Exhibit 21), which sets forth the terms of the Senior Notes.

          In addition, the Issuer and Holding have also entered into a Credit Agreement, dated as of July 20, 2001 (the "Credit Agreement" which is attached hereto as Exhibit 22), with CSFB and the other parties thereto. Under the Credit Agreement, CSFB provided the Issuer with debt financing as contemplated by the CSFB Commitment Letter, as amended.

          On July 19, 2001, Holding and the other parties to the Contribution Agreement entered into an Amendment to the Contribution Agreement (the "Contribution Agreement Amendment" which is attached hereto as Exhibit 23). The Contribution Agreement Amendment provides for the purchase of up to an aggregate of $10 million of Holding Class A Common Stock by California Public Employees' Retirement System, among other things.

          The information set forth in this Item 3 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit 1), the Contribution Agreement (attached hereto as Exhibit 2), the CSFB Commitment Letter (attached hereto as Exhibit 5), the DLJ Commitment Letter (attached hereto as Exhibit 6), the Purchase Agreement (attached hereto as Exhibit 10), the Amendment to the CSFB Commitment Letter (attached hereto as Exhibit 11), the Amendment to the DLJ Commitment Letter dated May 31, 2001 (attached hereto as
     Exhibit 12), the Amendment to the DLJ Commitment Letter dated June 29, 2001 (attached hereto as Exhibit 15), the Senior Notes Purchase Agreement (attached hereto as
     Exhibit 16), the Senior Subordinated Notes Rights Agreement (attached hereto as Exhibit 17), the Senior Subordinated Notes Indenture (attached hereto as Exhibit
     18), the Senior Notes Rights Agreement (attached hereto as Exhibit 19), the Senior Notes Anti-Dilution Agreement (attached hereto as Exhibit 20), the Senior Notes Indenture (attached hereto as Exhibit 21), the Credit Agreement (attached hereto as Exhibit 22) and the Contribution Agreement Amendment (attached hereto as
     Exhibit 23), each of which is expressly incorporated herein by reference.

Item 4.   Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

          On July 20, 2001, the CBRE Merger was consummated. Each share of the Issuer's Common Stock, other than those held by members of the Buying Group, has been converted into the right to receive $16.00. As a result of the CBRE Merger, the Issuer's shares will no longer be listed on the New York Stock Exchange. The consummation of the CBRE Merger was announced in a press release dated as of July 20, 2001 (the "Press Release" which is attached hereto as Exhibit 24).

          In connection with the closing of the CBRE Merger, the Issuer, Holding, Strategic, FSEP III, FSEP International, DLJ, Koll Holding, Malek, White, Wirta and the other parties thereto entered into the Securityholders' Agreement (attached hereto as Exhibit
     25). In addition, on July 20, 2001, Holding, FSEP III and FSEP International entered into the Warrant Agreement (attached hereto as Exhibit 26).

          The information set forth in this Item 4 is qualified in its entirety by reference to the Securityholders' Agreement (attached hereto as Exhibit
     25), the Warrant Agreement (attached hereto as Exhibit
     26) and the Press Release (attached hereto as Exhibit
     24).

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer

          Item 6 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

          As described in Item 3 hereof, the Issuer and Holding entered into a Credit Agreement with CSFB and the other parties thereto (attached hereto as Exhibit
     22) with respect to a portion of the Financings. Also, as described in Item 3 hereof, Holding entered into a Senior Notes Purchase Agreement (attached hereto as
     Exhibit 16), a Senior Notes Rights Agreement (attached hereto as Exhibit 19), a Senior Notes Anti-Dilution Agreement (attached hereto as Exhibit 20), a Senior Notes Indenture (attached hereto as Exhibit 21) and a Contribution Agreement Amendment (attached hereto as
     Exhibit 23). The Financings will be used, together with the proceeds received by Holding pursuant to the Contribution Agreement, to pay the CBRE Merger Consideration to the holders of Common Stock (other than as described in Item 4), to refinance indebtedness of the Issuer that will become due as a result of the transactions contemplated by the Agreement, to pay all related fees and expenses and to provide additional financing for future working capital and general corporate needs of the Issuer and its subsidiaries.

          As described in Item 4 hereof, in connection with the closing of the CBRE Merger, the Issuer, Holding, Strategic, FSEP III, FSEP International, DLJ, Koll Holding, Malek, White and Wirta, and the other parties thereto entered into the final version of the Securityholders' Agreement (attached hereto as Exhibit
     25). In addition, on July 20, 2001, Holding, FSEP III and FSEP International entered into the final version of the Warrant Agreement (attached hereto as Exhibit 26).

          The information set forth in this Item 6 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit 1), the Contribution Agreement (attached hereto as Exhibit 2), the CSFB Commitment Letter (attached hereto as Exhibit 5), the DLJ Commitment Letter (attached hereto as Exhibit 6), the Confidentiality Agreement (attached hereto as Exhibit 7), the BLUM Agreement (attached hereto as
     Exhibit 8), the FSEP Agreement (attached hereto as
     Exhibit 9), the Purchase Agreement (attached hereto as
     Exhibit 10), the Amendment to the CSFB Commitment Letter (attached hereto as Exhibit 11), the Amendment to the DLJ Commitment Letter dated May 31, 2001 (attached hereto as Exhibit 12), the Amendment to the DLJ Commitment Letter dated June 29, 2001 (attached hereto as Exhibit 15), the Senior Notes Purchase Agreement (attached hereto as Exhibit 16), the Senior Subordinated Notes Rights Agreement (attached hereto as Exhibit 17), the Senior Subordinated Notes Indenture (attached hereto as Exhibit 18), the Senior Notes Rights Agreement (attached hereto as Exhibit 19), the Senior Notes Anti-Dilution Agreement (attached hereto as Exhibit 20), the Senior Notes Indenture (attached hereto as Exhibit 21), the Credit Agreement (attached hereto as Exhibit 22) and the Contribution Agreement Amendment (attached hereto as
     Exhibit 23), the Securityholders' Agreement (attached hereto as Exhibit 25) and the Warrant Agreement (attached hereto as Exhibit 26), each of which is expressly incorporated herein by reference.

          Item 7.  Material to be Filed as Exhibits

          Item 7 of the Schedule 13D is hereby supplemented as follows:

          15. Amendment to the DLJ Commitment Letter dated as of June 29, 2001 by and between DLJ
               Investment Funding, Inc. and CBRE Holding,
               Inc. (filed herewith).

          16.  Purchase Agreement dated as of June 29 between
               CSFB and CBRE Holding, Inc. (filed herewith).

          17.  Registration Rights Agreement, dated as of May
               31, 2001, among CBRE Holding, Inc., BLUM CB
               Corp. and Credit Suisse First Boston
               Corporation (filed herewith).

          18. Indenture dated as of June 7, 2001, among CBRE Holding, Inc., BLUM CB Corp. and State Street Bank and Trust Company of California, N.A., as Trustee, for 11% Senior Subordinated Notes due 2011 (filed herewith).

          19.  Registration Rights Agreement, dated as of
               July 20, 2001, between CBRE Holding, Inc. and
               Credit Suisse First Boston. (filed herewith).

          20.  Anti-Dilution Agreement, dated as of July 20,
               2001, between CBRE Holding, Inc. and Credit
               Suisse First Boston. (filed herewith).

          21. Indenture, dated as of July 20, 2001, between CBRE Holding, Inc. and State Street Bank and Trust Company of California, N.A., as Trustee, relating to notes of CBRE Holding, Inc. (filed herewith).

          22. Credit Agreement, dated as of July 20, 2001, between CB Richard Ellis Services, Inc., CBRE Holding, Inc., Credit Suisse First Boston Corporation and other lenders party thereto (filed herewith).

          23.  Amendment to the Amended and Restated
               Contribution and Voting Agreement, dated as of July 19, 2001, by and among CBRE Holding, Inc., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White, Donald M. Koll and the other parties thereto (filed herewith).

          24. Press release dated July 20, 2001 (filed herewith).

          25. Securityholders' Agreement, dated as of July 20, 2001, by and among the Issuer, Holding, Strategic, FSEP III, FSEP International, DLJ, Koll Holding, Malek, White and Wirta, and the other parties thereto (filed herewith).

          26. Warrant Agreement, dated as of July 20, 2001, by and among Holding, FSEP III and FSEP
               International (filed herewith).

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:    July 30, 2001

                                   DONALD M. KOLL,
                                   an individual


                                   /s/ Donald M. Koll
                                   ------------------------------


                                   KOLL SEPARATE PROPERTY TRUST
                                   u/d/t July 30, 1999


                                   By: /s/ Donald M. Koll
                                       --------------------------
                                       Donald M. Koll
                                       Trustee


                                   THE KOLL COMPANY,
                                   a California corporation


                                   By: /s/ Donald M. Koll
                                       --------------------------
                                       Donald M. Koll
                                       Chairman of the Board and
                                       Chief Executive Officer


                                   THE KOLL HOLDING COMPANY,
                                   a California corporation

                                   By: /s/ Donald M. Koll
                                       --------------------------
                                       Donald M. Koll
                                       President